P.E. 1/24/02
1-14974

02011801

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

RECEIVED
JAN 2 4 2002

Thomson multimedia

46 quai A. Le Gallo
92648 Boulogne Cedex

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

(If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ________)

Enclosure :

1. THOMSON multimedia to provide AT&T broadband with one million cablelabs® certified RCA cable modems

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Thomson multimedia S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : January 21, 2002

THOMSON MULTIMEDIA S.A.

By : **Frank E. Dangeard**
Senior Executive Vice President

THOMSON MULTIMEDIA

Press release

THOMSON MULTIMEDIA TO PROVIDE AT&T BROADBAND WITH ONE MILLION CABLELABS® CERTIFIED RCA CABLE MODEMS

CableLabs®-certified Digital Broadband Cable Modems To be Shipped in Two-Year Span

INDIANAPOLIS, PARIS- January 21, 2002 - Thomson multimedia (Paris Euroclear: 18453) (NYSE: TMS) and AT&T Broadband announced today an agreement for the deployment of up to one million CableLabs® certified RCA high-speed digital cable modems during a two-year period beginning in 2002.

The agreement is for modems based on Thomson's digital cable modem platform which has the connection flexibility of both USB and 10/100BaseT Ethernet with auto-sensing.

"*Today's announcement builds on the existing relationship between* Thomson and AT&T Broadband and further validates Thomson's broadband data strategy which is based on active support of CableLabs standards," said Peter Polit, General Manager - Broadband Data and VoIP at Thomson. "Our modern technology creates a significant layer of value-added features to aid operators, providing for retail sales potential and enabling faster customer installation."

"We have established a strong relationship with Thomson as one of our leading high-speed cable Internet modem suppliers," said Susan Marshall, senior vice president, Advanced Broadband Services at AT&T Broadband. "RCA digital cable modems are recognized for solid performance and reliable diagnostic capabilities and remain a good choice for our operating systems."

Key features of RCA high-speed digital cable modems, in addition to USB and 10/100Base Ethernet connection, include the following:

- Quick installation with start-up LED sequencing.
- Built-in advanced diagnostics.
- Data on/off button for extra security.

- Software upgradeable via network download.
- Supports up to 32 PCs.
- Available with advanced home network management software.

Thomson's modems, as ordered by AT&T Broadband, will accommodate the industry's migration to the DOCSIS 1.1 standard. Thomson's Broadband Access Products activity develops a complete range of broadband access solutions for satellite, telephone networks (ADSL) or Internet. The company has already shipped over 2 million digital cable modems worldwide.

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This press release contains forward-looking statements regarding prospects for the future that involve a number of risks and uncertainties. Among the factors that could cause actual income to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors such as pricing and marketing efforts of rival companies; timing of product introductions; failure of contract manufacturers to meet product price objectives and delivery schedules; legislative, regulatory and industry initiatives that may affect planned or actual product features and marketing methods; and the pace and success of product research and development. For more information on the potential factors that could affect the company's financial income, please review the relevant SEC filings.

About Thomson multimedia

With sales of 9.1 billion Euros (U.S. $8.3 billion) in 2000 and 73,000 employees in more than 30 countries, Thomson multimedia (Paris Euroclear: 18453) (NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing and New Media Services. The company distributes its products and services under the THOMSON, RCA and TECHNICOLOR brand names. For more information: **www.thomson-multimedia.com.**

Press relations

Jean-Loup Bourgois Tel : 331. 41.86.5590 (Europe) **Bourgoisj@thmulti.com**

Dave Arland Tel: (317) 587-4450 (United States) **ArlandD@tce.com**

Investor relations

Stéphane Rougeot Tel: 331.41.86.5297 **rougeots@thmulti.com**